February 18, 2011

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:           Orion Marine Group, Inc.
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
Definitive Proxy Statement on Schedule 14A filed on April 12, 2010
Form 8-K filed July 1, 2010
File No. 1-33891

Dear Mr. Decker:

Orion Marine Group, Inc., (the “Company”) hereby responds to the comments received by facsimile on February 8, 2011 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  For your convenience and as requested, the Company’s responses are prefaced by the exact text of the Staff’s corresponding comment, which in each case is set forth in bold text.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

General
1.
We note your response to comment 13 of our letter dated December 23, 2010; however we reissue the comment.  Please supplementally advise us of the basis for your conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect such that you were not required to provide disclosure pursuant to Item 402(s) of Regulation S-K, and briefly describe for us the process you undertook to reach that conclusion.

Response:  In 2009, the Company internally assessed the design and effectiveness of its executive and employee incentive plans with respect to enterprise risk factors, noting the various ways in which risk is managed or mitigated.  The Company’s practices and policies that mitigate compensation risk include:

•	Capping the annual incentive pool for named executive officers at no more than twice the base salaries of the participants

•
Utilizing multiple financial targets and individual performance goals in our annual incentive plan (aside from simply measuring annual profitability) to ensure the quality and sustainability of our annual results; and

•
Providing a significant portion of direct compensation for our named executive officers in the form of equity; placing a balanced emphasis on both short term profitability and long-term value creation.

The Compensation Committee reviewed this analysis, and concluded that the Company’s policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.  For the 2010 fiscal year, the Company retained an outside consultant, Pearl Meyer & Partners, to assist with this assessment.

    In future filings, the Company will comply with the provisions of Item 402(s) of Regulation S-K, and will provide the appropriate disclosures.

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
February 18, 2011

Compensation Discussion & Analysis
Establishing Executive Compensation, page 18

2.
We note that in response to comment 15 of our letter dated December 23, 2010 you state that your fiscal 2009 target total direct compensation for your executives fell between the 50th and 75th percentiles for each position.  However, it remains unclear whether you targeted the compensation for such executives so that it was paid consistent with a specific percentage of the peer group compensation, and, if so, how the Compensation Committee made its decision to pay actual compensation outside of such targeted percentile range.  With a view toward future filings, please provide us supplementally with draft disclosure explaining the specific factors that were considered by the Compensation Committee for any named executive officer that received compensation outside of such targeted percentile range.

Response:  In future filings, the Company will provide additional disclosure in respect of targeted compensation for its named executive officers.  A draft disclosure is provided below to apply the Staff’s comments:

While the annual targeted total direct compensation for the Company’s named executive officers is selected to fall within the 50th and 75th percentiles of the marketplace (i.e. the Company’s peer group), actual total compensation is determined based on internal evaluations of performance against annual goals, as well as the Company’s achievement of annual profitability, such that actual compensation is not benchmarked against the peer group, but rather is considered only in relation to targeted compensation.

The following chart illustrates for each named executive officer the relationship between his fiscal 2009 target total direct compensation and a market reference point, showing the approximate percentile of the marketplace for each (incorporating a blend of peer group and survey data).  As shown in the table below, fiscal 2009 target total direct compensation for our executives fell between the market 50th and 75th percentiles for each position – for an average posture at the 55st percentile.  No named executive officer received compensation outside the targeted percentile range.

FY 2009 Target Total Direct Compensation - Apprx. Percentile of Market Data
Percentile of Market
100
75
50
25
0
54
53
56
56
62
55
Mr. Pearson
Mr. Stauffer
Mr. Rose
Mr. Kennedy
Mr. Buchler
All NEOs Average

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
February 18, 2011

Performance-Based Incentive Compensation, page 20
3.
We note that in response to comment 19 of our letter dated December 23, 2010 you state that in determining the discretionary award to be paid pursuant to the EIP, the Compensation Committee considers whether the executive met certain individual performance goals that are each given a specific weighting.   With a view toward future filings, please provide us supplementally with draft disclosure showing the specific weighting that was assigned to each individual performance goal for fiscal year 2009.

Response:  Individual performance goal weightings are determined by the Compensation Committee and are based on a variety of individual performance criteria, such as contribution to profitability; strategic goals; and individual growth and development.
The following draft disclosure below provides the individual goals and corresponding weightings for the 2009 fiscal year.

J. Michael Pearson – President and Chief Executive Officer
2009 performance goals for Mr. Pearson were designed to position the Company for additional growth of which 40% related to identification of potential acquisition targets and 30% related to internal management structure.  In addition, 30% of Mr. Pearson’s individual goals target was to initiate a retention and in-house Best Practices training program for project managers and project engineers.

Mark R. Stauffer – Executive Vice President and Chief Financial Officer
Mr. Stauffer’s 2009 performance goals were designed to make recommendations to enhance the Company’s capital structure (34%) and build on the strengths of the Finance Department through enhanced analysis and reporting (33%).  In addition, 33% of Mr. Stauffer’s individual goals target was comprised of further professional development.

Elliott J. Kennedy – Executive Vice President
Mr. Kennedy was challenged in 2009 to complete a program to update the Company’s dredges within the area of his supervision (30% of his individual goal component), enhance the Company’s position to seek larger projects (40%), and personally further his professional development (30%).

James L. Rose – Executive Vice President
2009 performance goals for Mr. Rose were to meet financial performance targets for operations under his direction (70%) and to further his professional development (30%).

Peter R. Buchler – Executive Vice President and General Counsel
40% of Mr. Buchler’s individual goals related to enhanced compliance training throughout the organization, and an additional 40% related to enhancement of health, safety and environment practices throughout the Company.  Controlling legal fees represented 20% of his individual goal component.

4.
We note that in response to comment 20 of our letter dated December 23, 2010 you state that the determination of the target bonus amount as a percentage of salary is “based on the Company’s belief that there should be a strong relationship between pay and corporate performance in relation to the executive’s position within the Company.”  While we recognize that this is the general motivation for setting the target bonus amount, it is unclear how you specifically determine where the target will fall in the range of 30% to 50% of the executive’s base salary.  With a view toward future filings, please provide us supplementally with draft disclosure explaining specifically how the target bonus amount for fiscal year 2009 was determined.

Response:  The following draft disclosure below explains specifically how the target bonus amount for fiscal year 2009 was determined for Mr. Buchler:

The SIP Plan provides that participants may earn a target bonus of between 30% and 50% of the participant’s base salary. Target opportunities within that range are assigned based on the individual’s 1) position within the Company; 2) level of responsibility; 3) ability to impact profitability; and 4) external comparisons within the industry to maintain competitiveness to attract and retain talented and qualified personnel.  Based on these assessments, Mr. Buchler was assigned a target opportunity of 50%.

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
February 18, 2011

Grants of Plan Based Awards, page 27
5.
We note your response to comment 26 of our letter dated December 23, 2010.  However, your response provides a general description of the factors the Compensation Committee may consider in determining how many options and restricted shares to award.  With a view toward future filings, please provide us supplementally with draft disclosure showing how the Compensation Committee specifically determined the type and amount of the awards made during fiscal year 2009 pursuant to the LTIP for each of the named executive officers.

Response:  The following draft disclosure below explains how the Compensation Committee specifically determined the type and amount of the awards made during fiscal year 2009 pursuant to the LTIP for each of the named executive officers:

For 2009, the Compensation Committee analyzed the total target cash compensation component of each named executive officer relative to market data and determined the equity component required to align target total direct compensation within the 50% to 75% of the industry peer group.  After such determination, and with internal equity consideration given reflective of relative level of responsibility, the fair value of the equity component was divided equally between restricted shares and option grants.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our answers above appropriately respond to the Staff’s comments.  Please do not hesitate to contact me by telephone at (713) 852-6500 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark R. Stauffer
Mark R. Stauffer
Executive Vice President and Chief Financial Officer